

April 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Principal Exchange-Traded Funds
        Issuer CIK: 0001572661
        Issuer File Number: 333-201935 / 811-23029
        Form Type: 8-A12B
        Filing Date: April 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Principal Investment Grade Corporate ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services